Exhibit 5.8

13 July 2012	Our Ref: RJ/lr/B07671

EVERTEC, LLC EVERTEC Finance Corp. Cupey Center Building Road 176, Kilometer 1.3 San Juan Puerto Rico

Dear Sirs

T.I.I. SMART SOLUTIONS INC.

We have been asked to provide this legal opinion to you with regard to the laws of the British Virgin Islands in relation to the Document (as defined in Schedule 1) entered into by T.I.I. Smart Solutions Inc. (the “Company”) and in connection with the Registration Statement on Form S-4, as amended (File No. 333-182006) (the “Registration Statement”) filed by EVERTEC, LLC, a Puerto Rico limited liability company and EVERTEC Finance Corp. a Puerto Rico corporation (together, the “Co-Issuers”), the Company and certain other “Guarantors” identified in the Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the issuance by the Co-Issuers of $40,000,000 aggregate principal amount of their 11% Senior Notes due 2018 (the “Exchange Notes”) and the issuance by the Company and the other Guarantors of guarantees with respect to the Exchange Notes to be issued under the Document.

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are British Virgin Islands Lawyers and express no opinion as to any laws other than the laws of the British Virgin Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Document nor upon the commercial terms of the transactions contemplated by the Document.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we consider relevant, and subject to the qualifications set out in Schedule 3, and under the laws of the British Virgin Islands, we give the following opinions in relation to the matters set out below.

Walkers

171 Main Street, PO Box 92, Road Town

Tortola, British Virgin Islands, VG 1110

T +1 284 494 2204    F +1 284 494 5535    www.walkersglobal.com

Bristish Virgin Islands | Cayman Islands | Delaware | Dubai | Dublin | Hong Kong | Jersey | London | Singapore

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1.	The Company is a company duly incorporated under the International Business Companies Act, 1984 and has been re-registered under the BVI Business Companies Act, 2004 (the “Act”) and validly exists as a BVI Business Company limited by shares in the British Virgin Islands. Based solely on the Certificate of Good Standing referred to in Schedule 1 and the Registered Agent’s Certificate referred to in Schedule 1, the Company is in good standing under the laws of the British Virgin Islands.

2.	The Company has full corporate power and authority to execute and deliver the Document and to perform its obligations under the Document.

3.	The Document has been duly authorised and executed and, assuming it has been delivered by the Company, constitutes the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

4.	In the case of a final and conclusive judgment obtained in a court of a foreign country (with which no reciprocal arrangements exist or extend such as the United States) for either a liquidated sum (not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations), or in certain circumstances, for in personam non-money relief, such judgment will be recognised and enforced in the Court without any re-examination of the merits at common law, by an action commenced on the foreign judgment in the courts of the British Virgin Islands (the “Courts” and each a “Court”).

5.	With reference to paragraph 4 above, in each case, the Courts would enforce the relevant judgment, in the manner set out above, provided that:

(a)	the judgment had not been wholly satisfied;

(b)	such court had jurisdiction in the matter and the Company either submitted to the jurisdiction of the foreign court or was resident or carrying on business within such jurisdiction and was duly served with process;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of a court;

(d)	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy or for some other similar reason the judgment could not have been entertained by the Courts; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters”. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder. This opinion may also be relied upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P. for the purpose of rendering their opinion to you in relation to the Registration Statement.

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This opinion shall be construed in accordance with the laws of the British Virgin Islands.

Yours faithfully

/S/ WALKERS

WALKERS

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SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.	The Certificate of Incorporation dated 13 August 1998 and Memorandum and Articles of Association (which Memorandum and Articles of Association were registered on 28 September 2010) as obtained by us from the Registry of Corporate Affairs in the British Virgin Islands pursuant to the search referred to in paragraph 3 of this Schedule below.

2.	A copy of the Company’s Register of Members and Register of Directors, as obtained by us from its registered agent (the “Registered Agent”) in the British Virgin Islands (the documents in this paragraph 2 and paragraph 1 immediately above, together the “Company Records”).

3.	A search of the public records of the Company on file and available for inspection at the Registry of Corporate Affairs on 23 April 2012 and updated on 11 July 2012 and the records of proceedings on file with, and available for inspection on 23 April 2012 and updated on 11 July 2012 at the High Court.

4.	Certificate of Good Standing dated 3 May 2012 and a Certificate of Good Standing dated 10 July 2012 in respect of the Company issued by the Registrar of Corporate Affairs (together, the “Certificate of Good Standing”).

5.	A copy of a certificate issued by the Registered Agent of the Company in the British Virgin Islands dated 25 April 2012 (the “Registered Agent’s Certificate”).

6.	A copy of executed written resolutions of the Board of Directors of the Company dated 30 April 2012 and a copy of executed written resolutions of the members of the Company dated 30 April 2012, (the “Resolutions”).

7.	A copy of the indenture dated as of September 30, 2010, as supplemented on 17 April 2012 and 7 May 2012 among the Co-Issuers, the Company, the other Guarantors and Wilmington Trust, National Association (the “Document”).

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SCHEDULE 2

ASSUMPTIONS

1.	There are no provisions of the laws of any jurisdiction outside the British Virgin Islands which would be contravened by the execution or delivery of the Document and, insofar as any obligation expressed to be incurred under the Document is to be performed in or is otherwise subject to the laws of any jurisdiction outside the British Virgin Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

2.	The Document is within the capacity, power, and legal right of, and has been or will be duly authorised, executed and delivered by, each of the parties thereto (other than the Company).

3.	The Document constitutes or, when executed and delivered, will constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with its terms as a matter of the laws of all relevant jurisdictions (other than the British Virgin Islands).

4.	The choice of the laws of the jurisdiction selected to govern the Document has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all relevant jurisdictions (other than the British Virgin Islands).

5.	All authorisations, approvals, consents, licences and exemptions required by, and all filings and other steps required of each of the parties to the Document outside the British Virgin Islands to ensure the legality, validity and enforceability of the Document have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and any conditions to which they are subject have been satisfied.

6.	All conditions precedent, if any, contained in the Document have been or will be satisfied or waived.

7.	No Director of the Company has an interest in the transactions contemplated by the Document other than as disclosed in the Resolutions, or if any other interest does exist:

(a)	the material facts of the interest are known by the members and such transactions have been unanimously approved or ratified; or

(b)	the Company received fair value for the transactions.

8.	The Directors of the Company (acting honestly and in good faith) consider the execution of the Document and the transactions contemplated thereby to be in the best interests of the Company.

9.

On the date of execution of the Document, the Company was able to pay its debts as they became due, the Company had not failed to comply with the requirements of a statutory demand that had not been set aside under section 157 of the British Virgin

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Islands’ Insolvency Act, 2003 (as amended) (the “Insolvency Act”), and no execution or other process issued on a judgment, decree or order of a Court in favour of a creditor of the Company has been returned wholly or partly unsatisfied (each of which would mean that the Company is “Insolvent” for the purposes of the Insolvency Act), and the transactions contemplated by the Document will not cause the Company to become Insolvent.

10.	No sale, transfer, lease, exchange or other disposition of property (“Disposition”) effected by the Document nor any transaction contemplated thereby is a gift made for no consideration or for consideration the value of which, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the Company (an “Undervalue Transaction”), but if it is then the Company entered into the transaction in good faith and for the purposes of its business and, at the time the transaction was entered into, there were reasonable grounds for believing that the transaction would benefit the Company.

11.	The transactions contemplated by the Document do not have the effect of putting a creditor of the Company into a position which, in the event of the Company going into insolvent liquidation, will be better than the position it would have been in if the transactions had not been entered into (an “Unfair Preference”), but if any of the transactions do have this effect, then such transactions are entered into in the ordinary course of business.

12.	To the extent that the terms of the transactions contemplated by the Document relate to the provision of credit to the Company, and having regard to the risk accepted by the person providing the credit, the terms of the transactions are not such as to require grossly exorbitant payments to be made (whether unconditionally or in certain contingencies) in respect of the provision of credit, or which otherwise grossly contravenes ordinary principles of fair trading (an “Extortionate Credit Transaction”).

13.	Any floating charge created by any of the Document has been given to secure:

(a)	money advanced or paid to the Company, or at its direction, at the same time as, or after, the creation of the floating charge; or

(b)	the amount of any liability of the Company discharged or reduced, at the same time as, or after, the creation of the charge; or

(c)	the value of assets sold or supplied, or services supplied to the Company at the same time as, or after, the creation of the floating charge; and

(d)	the interest, if any, payable on the amount referred to in (a) to (c) above, pursuant to any of the Document under which the money was advanced or paid, the liability was discharged or reduced, the assets were sold or supplied or the services were supplied.

14.

The originals of all documents examined in connection with this opinion are authentic. The signatures, initials and seals on the Document are genuine and are those of a person or persons given power to execute the Document under the Resolutions or any power of attorney given by the Company to execute the

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Document. All documents purporting to be sealed have been so sealed. All copies are complete and conform to their originals. The Document conforms in every material respect to the latest draft of the same produced to us and, where provided in successive drafts, has been marked up to indicate all changes to the Document. Any Document executed as a deed was executed as a single physical document (whether in counterpart or not) in full and final form.

15.	The Memorandum and Articles of Association reviewed by us are the Memorandum and Articles of Association of the Company in force at the date hereof.

16.	The Registered Agent’s Certificate and the results of the searches referred to in paragraph 3 of Schedule 1 are complete, true and accurate as at the date of this opinion and, furthermore, such searches were complete, true and accurate as at the time such searches were carried out and disclose:

(a)	in the case of the Registry of Corporate Affairs, all matters which have been filed for registration in respect of the Company at the offices of the Registrar; and

(b)	in the case of the High Court, all actions, suits and proceedings pending against the Company before the Courts.

17.	The Company Records are complete and accurate and constitute a complete and accurate record of the business transacted and resolutions adopted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

18.	There are no records of the Company (other than the Company Records), agreements, documents or arrangements other than the documents expressly referred to herein as having been examined by us which materially affect, amend or vary the transactions envisaged in the Document or restrict the powers and authority of the Directors of the Company in any way or which would affect any opinion given herein.

19.	The Resolutions have been duly executed (and where by a corporate entity such execution has been duly authorised if so required) by or on behalf of each Director, or by or on behalf of each member in respect of the member resolutions, and the signatures and initials thereon are those of a person or persons in whose name the Resolutions have been expressed to be signed.

20.	The Resolutions and any power of attorney given by the Company to execute the Document remain in full force and effect and have not been revoked or varied.

21.	No resolution voluntarily to wind up the Company has been adopted by the members or Directors of the Company.

22.	As a matter of all relevant laws (other than the laws of the British Virgin Islands), any power of attorney given by the Company to execute the Document has been duly executed by the Company and constitutes the person named therein as the duly appointed attorney of the Company with such authority as is specified therein.

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23.	Any Disposition of the assets of the Company (other than a mortgage, charge or other encumbrance or the enforcement thereof) pursuant to the Document does not amount to a disposition of more than 50 percent in value of the assets of the Company if not made in the usual or regular course of the business carried out by the Company or, if it does, such Disposition has been:

(a)	approved by the Directors; and

(b)	authorised by the members by resolution, and for these purposes details of the Disposition shall have been provided to the members whether or not such members were entitled to vote on the Disposition.

24.	The Document does not constitute a mortgage or charge for the purposes of all relevant laws other than the laws of the British Virgin Islands.

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SCHEDULE 3

QUALIFICATIONS

1.	The term “enforceable” and its cognates as used in this opinion means that the obligations assumed by any party under the Document are of a type which the Courts enforce. This does not mean that those obligations will necessarily be enforced in all circumstances in accordance with its terms. In particular:

(a)	enforcement of obligations and the priority of obligations may be limited by bankruptcy, insolvency, liquidation, dissolution, reorganisation, readjustment of debts, disclaimer of onerous property in liquidation or moratorium and other laws of general application relating to or affecting the rights of creditors or by prescription or lapse of time;

(b)	enforcement of obligations and the priority of obligations may be limited by general principles of equity and, in particular, the availability of certain equitable remedies such as injunction or specific performance of an obligation may be limited where a Court considers damages to be an adequate remedy;

(c)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of, or contrary to the public policy of, that jurisdiction;

(e)	in liquidation proceedings in respect of the Company before a Court it is likely that the Court will require all debts of the Company to be proved in a common currency, which is likely to be the Company’s functional currency;

(f)	to the extent that any provision of the Document is adjudicated to be penal in nature, it will not be enforceable in the Courts; in particular, the enforceability of any provision of the Document which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date, may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)	to the extent that the performance of any obligation arising under the Document would be fraudulent or contrary to public policy, it will not be enforceable in the Courts;

(h)	a Court will not necessarily award costs in litigation in accordance with contractual provisions in this regard;

(i)	the effectiveness of terms in the Document excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty shall be construed in accordance with, and shall be limited by, applicable law, including generally applicable rules and principles of common law and equity.

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2.	A certificate, determination, calculation or designation of any party to the Document as to any matter provided therein might be held by a Court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, for example if it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

3.	If any provision of the Document is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Courts notwithstanding any express provisions in this regard.

4.	We express no opinion upon the effectiveness of any clause of the Document which provides that the terms of such Document may only be amended in writing.

5.	Notwithstanding any purported date of execution in the Document, the rights and obligations therein contained take effect only on the actual execution and delivery thereof but the Document may provide that it has retrospective effect as between the parties thereto alone.

6.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions and/or measures adopted by the European Union Council for Common Foreign & Security Policy extended to the British Virgin Islands by the Order of Her Majesty in Council.

7.	Persons who are not party to the Document (other than persons acting pursuant to powers contained in a deed poll) under British Virgin Islands law have no direct rights or obligations under the Document.

8.	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registrar.

9.	All powers of attorney granted by the Company in the Document must either be executed as a deed or signed by a person acting under the authority of the Company. Powers of attorney granted by a British Virgin Islands company which by their terms are expressed to be irrevocable are valid and irrevocable only if given for valuable consideration, unless such powers of attorney are expressed to be irrevocable for a fixed time not exceeding one year, in which case valuable consideration is not required for the powers of attorney to be irrevocable).

10.	Where a document provides for an exclusive or non-exclusive jurisdiction clause submitting (or permitting the submission) to the jurisdiction of the British Virgin Islands, a Court may decline to accept jurisdiction in any matter where:

(a)	it determines that some other jurisdiction is a more appropriate or convenient forum;

(b)	another court of competent jurisdiction has made a determination in respect of the same matter; or

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(c)	litigation is pending in respect of the same matter in another jurisdiction.

The Courts may also stay proceedings if concurrent proceedings in respect of the same matter are or have been commenced in another jurisdiction.

11.	Where a document provides for an exclusive jurisdiction clause submitting to a jurisdiction of a court other than the Courts, notwithstanding any provision of the document providing for the exclusive jurisdiction of a court other than the Courts, the Court may, if it is satisfied that it is just and equitable to allow such proceedings to continue in the British Virgin Islands:

(a)	decline to stay proceedings issued in contravention of such provision; or

(b)	refuse leave to serve proceedings out of the British Virgin Islands.

12.	An Undervalue Transaction will be voidable if it is:

(a)	entered into at a time when the Company is Insolvent or it causes the Company to become Insolvent (an “Insolvency Transaction”); and

(b)	created within a period beginning six months prior to the date on which the application for the appointment of the liquidator to the Company was filed, where the liquidator was appointed by the Court; or the date of appointment of the liquidator, where the Company is in liquidation and the liquidator was appointed by the members, and ending on the appointment of a liquidator over the Company (the “Vulnerability Period”). This period is extended to two years in the case of a transaction entered into with a “Connected Person”, being a person who is:

(i)	a promoter of the Company;

(ii)	a related company. A company is a “Related Company” if it is a subsidiary or holding company of the Company, the same person has control of both companies, or a company and the Company are both subsidiaries of the same holding company;

(iii)	a Director or member of the Company or of a Related Company;

(iv)	a beneficiary under a trust of which the Company is or has been a trustee;

(v)	another company one of whose Directors is also a Director of the Company;

(vi)	a trustee of a trust having as a beneficiary a person who is otherwise a connected person; or

(vii)	a nominee, relative, spouse, or relative of a spouse, of any person referred to in qualification 12(b)(i), (iii) and (vi) above, or a person in partnership with any person referred to in qualification 12(b)(i), (iii) and (vi) above;

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unless the Undervalue Transaction is entered into in good faith and for the purposes of its business, and at the time when the Company enters into the transaction there were reasonable grounds for believing that the transaction would benefit the Company. Where the Company enters into an Undervalue Transaction with a Connected Person within the Vulnerability Period, unless the contrary is proved it is presumed that the transaction is an Insolvency Transaction and that it was not entered into in good faith for the purposes of its business, or with reasonable grounds for believing that the transaction would benefit the Company.

13.	Subject to Qualification 14 below, a floating charge created by the Company is voidable if it is created within the Vulnerability Period and is an Insolvency Transaction.

14.	A floating charge is not voidable to the extent that it secures:

(a)	money advanced or paid to the Company, or at its direction, at the same time as (or after) the creation of the charge;

(b)	the amount of any liability of the Company discharged or reduced at the same time as (or after) the creation of the charge;

(c)	the value of assets sold or supplied, or services supplied, to the Company at the same time as (or after) the creation of the charge; or

(d)	the interest (if any) payable on any of the amounts referred to in this qualification 14(a)–(c) above.

If the Company creates a floating charge in favour of a Connected Person within the Vulnerability Period, unless the contrary is proved, it is presumed that the floating charge is an Insolvency Transaction.

15.	An Unfair Preference entered into by the Company with a creditor will be voidable if it is an Insolvency Transaction entered into within the Vulnerability Period unless the transaction took place in the ordinary course of business. However, where such an Unfair Preference is entered into with a Connected Person, unless the contrary is proved it is presumed that the Unfair Preference is an Insolvency Transaction and that it did not take place in the ordinary course of business.

16.	An Extortionate Credit Transaction will be voidable if it is entered into within the period commencing five years prior to the date on which the application for the appointment of the liquidator to the Company was filed, where the liquidator was appointed by the Court; or the date of appointment of the liquidator, where the Company is in liquidation and the liquidator was appointed by the members, and in either case ending on the appointment of a liquidator of the Company.

17.	Where the Court is satisfied that an Unfair Preference, or an Undervalue Transaction, floating charge or Extortionate Credit Transaction is a voidable transaction pursuant to the provisions of the Insolvency Act, upon the application of an office holder the Court may, among other things:

(a)	make an order setting aside the transaction in whole or in part; or

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(b)	in respect of an Unfair Preference or an Undervalue Transaction, make such order as it considers fit for restoring the position to what it would have been if the Company had not entered into that transaction (including but not limited to, requiring any asset transferred as part of the transaction to be vested in the Company, release or discharge, in whole or in part, any security interest given by the Company or the liability of the Company under the contract, require any person to pay, in respect of benefits received by him from the Company, such sums to the office holder as the Court may direct); and

(c)	in respect of an Extortionate Credit Transaction, may by order provide for any one or more of the following:

(i)	the variation of the terms of the transaction or the terms on which any security interest for the purposes of the transaction is held;

(ii)	the payment by any person who is or was a party to the transaction to the office holder of any sums paid by the Company to that person by virtue of the transaction;

(iii)	the surrender by any person to the office holder of any asset held by him as security for the purposes of the transaction; and

(iv)	the taking of accounts between any persons.